# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUNCAR TECHNOLOGY GROUP INC., CIK 0001936804
CUSIP: G85727108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: SUITE 209, NO. 656 LINGSHI ROAD, JING'AN DISTRICT, SHANGHAI, China (F4), 200072
Date of event which requires filing of this statement: 11/21/2025
Filed by CIK 0002008673
Persons authorized to receive notices and communications: Andrew Hin Yeung Lo, Suite 2202A, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China (F4), 00000, (852) 3556-0101

## Reporting persons
- KMBP Holdings Limited (CIK 0002008673): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 20,832,142; sole dispositive power 0; shared dispositive power 20,832,142; aggregate amount beneficially owned 20,832,142 (37.5% of the class)
  Comment: This amount consists of Class A Ordinary Shares of SunCar Technology Group Inc., an exempted company incorporated in the Cayman Islands (the "Issuer"), directly held by KMBP Holdings Limited ("KMBP"). The voting power and investment power of KMBP is exercised in accordance with the direction of its board of directors. The directors of KMBP on the date hereof are Mark Qiu, Yu Chun Yin and Bai Wei. In accordance with the rule of three, no single director has the power by himself to vote or dispose of the shares of the Issuer and, as a result, none of the directors are deemed to have beneficial ownership of the Issuer's shares held by KMBP.
  
  The percentage ownership calculation is based on 55,569,794 outstanding Class A Ordinary Shares reported by the Issuer as of June 30, 2025 as set forth in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on October 27, 2025. See Item 3.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: SUNCAR TECHNOLOGY GROUP INC.
Address of issuer's principal executive offices: SUITE 209, NO. 656 LINGSHI ROAD, JING'AN DISTRICT, SHANGHAI, China (F4), 200072
Comment:
This Amendment No. 3 (this "Amendment No. 3") is filed by KMBP Holdings Limited ("KMBP" or the "Reporting Person") and amends and supplements certain information in the Schedule 13D filed with the SEC on May 30, 2023 (the "Original 13D") as amended by Amendment No. 1 filed with the SEC on November 8, 2023 ("Amendment No.1") and Amendment No. 2 filed with the SEC on January 26, 2024 ("Amendment No. 2"). The Original 13D. as amended by Amendment No. 1, Amendment No. 2, and this Amendment No. 3 (the "Schedule 13D"), relates to the Class A Ordinary Shares, $0.0001 par value per share (the "Class A Ordinary Shares"), of SunCar Technology Group Inc., a Cayman Islands exempted company (the "Issuer").

This Amendment No. 3 is being filed to report KMBP's percentage of beneficial ownership of Class A Ordinary Shares calculated in accordance with Item 5 of Schedule 13D, and to make certain other amendments as set forth herein.

The Original 13D, as amended by Amendment No. 1 and Amendment No. 2 is referred to herein as the "Prior 13D". Except as set forth below, all Items of the Prior 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The second paragraph of Item 4 in the Prior 13D is hereby replaced by the following:

"The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's shares in particular, other investment and business opportunities available to the Reporting Person, tax considerations, as well as other developments and factors deemed relevant by the Reporting Person. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. The Reporting Person may determine to dispose of some or all of the Class A Ordinary Shares currently owned by the Reporting Person either in the open market, in underwritten offerings, in block trades, in bought deals, or in privately negotiated transactions, or by way of pro rata distributions-in-kind to the shareholders of KMBP."

The last paragraph of Item 4 in the Prior 13D is deleted in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first and second paragraphs of Item (a) of Item 5 of the Prior 13D are hereby amended as follows:

The following disclosure is based upon 55,569,794 Class A Ordinary Shares outstanding as of June 30, 2025 as set forth in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 27, 2025.

As of the date of this filing, KMBP has sole voting and dispositive power over 20,832,142 Class A Ordinary Shares, which constitute approximately 37.5% of the Class A Ordinary Shares outstanding as of June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The first and second paragraphs of Item (b) of Item 5 of the Prior 13D are hereby amended as follows:

The following disclosure is based upon 55,569,794 Class A Ordinary Shares outstanding as of June 30, 2025 as set forth in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 27, 2025.

As of the date of this filing, KMBP has sole voting and dispositive power over 20,832,142 Class A Ordinary Shares, which constitute approximately 37.5% of the Class A Ordinary Shares outstanding as of June 30, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Prior 13D is hereby amended by replacing the last paragraph under the heading "Registration Rights as follows:

"The Issuer filed a re-sale registration statement on August 23, 2024 covering all of the Class A Ordinary Shares held by KMBP (the "Resale Registration Statement"). The Resale Registration Statement was declared effective on September 13, 2024 and remains effective as of the date hereof. The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's shares in particular, other investment and business opportunities available to the Reporting Person, tax considerations, as well as other developments and factors deemed relevant by the Reporting Person. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. The Reporting Person may determine to dispose of some or all of the Class A Ordinary Shares currently owned by the Reporting Person either in the open market, in underwritten offerings, in block trades, in bought deals, or in privately negotiated transactions, or by way of pro rata distributions-in-kind to the shareholders of KMBP."

## Signatures
- KMBP Holdings Limited: /s/ YU Chun Yin, YU Chun Yin, Director (11/21/2025)